SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   New Ryanair Route between Germany and Italy
                        Hamburg-Lubeck - Pisa for EUR39.99


Ryanair, Europe's No.1 low fares airlines, today (12 March 2003) announced its seventh route from Germany to Italy with a new daily route between Hamburg-Lubeck and Pisa with fares starting from EUR39.99 including taxes.

Announcing details of the new route, Ryanair's Head of Communications, Paul Fitzsimmons said:

"Ryanair's low fares arrived in Germany in 1999 with the opening of our London-Stansted to Frankfurt-Hahn route. Only then did the German public realise how much they were saving compared to the High Fares airlines like Lufthansa.

"Since our arrival, we've opened routes to Hamburg-Lubeck and Friedrichshafen and opened our base in Frankfurt-Hahn where we now fly 15 routes across Europe. Since we started flying from Hamburg-Lubeck in June 2000, we have carried almost 500,000 passengers on the route to London-Stansted.

"To date, close to 3m passengers have taken advantage of Ryanair's low fares in Germany. Our Germany-Italy routes are particularly popular. We've flown over 500,000 passengers on our Frankfurt-Hahn-Italy routes, of which 190,000 have travelled on the Frankfurt-Hahn-Pisa route.

"Now, from the 1st of May, you can fly between Hamburg-Lubeck and Pisa for EUR39.99 - saving you an amazing 95% on the equivalent Lufthansa fare. The new Hamburg-Lubeck-Pisa route starts on 1st May 2003 with low fares starting from an incredible EUR39.99, a saving of 95% on corresponding Lufthansa routes".

Book online from today at www.ryanair.com

Timetable Information

Flight     From               To                Depart     Arrive     Days

FR 3595    Pisa               Hamburg-Lubeck    11.35      13.30      1234567

FR 3596    Hamburg-Lubeck     Pisa              13.55      16.00      1234567



Note to Editors

Germany-Italy Routes: Ryanair flies from Frankfurt-Hahn to the following Italian destinations: Pescara, Pisa, Milan-Bergamo, Bologna and Rome. Ryanair opened the Hamburg-Lubeck route to Milan in February 2003.

Hamburg-Lubeck: Ryanair fly the following routes out of Hamburg-Lubeck:
Lond-Stansted (June 2000), Milan (February 2003) and Stockholm (April 1, 2003).

Frankfurt-Hahn Base: Ryanair opened the Frankfurt-Hahn base in February 2002.

ENDS               12th March 2003




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  12 March, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director